Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2024 FIRST QUARTER RESULTS WEBCAST

TORONTO, ON – May 1, 2024 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its first quarter results at 7:00 a.m. on May 8, 2024. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details
Date:	May 8, 2024
Time:	10:00am ET
Audio Webcast:	https://edge.media-server.com/mmc/p/ww5f9u2f

PLEASE NOTE: Research analysts who cover the company should register at: https://register.vevent.com/register/BI9b7806caf4d14a1ebb05b8092ea664ef

Pre-registration is now open.

About Sprott

Sprott is a global leader in precious metals and critical materials investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California. The company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.